Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. 3rd Quarter 2021 Result Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 3rd quarter of 2021 ending September 30, 2021 are already available on the Investor Relations website (www.itau.com.br/investor-relations). Additionally, we forward the information described below: • Conference calls presentation on the quarterly result, scheduled for Thursday, 11/04/2021, in Portuguese at 08:00 am (EDT) and in English at 10:15 am (EDT) (Attachment 01); • Institutional Presentation of the 3rd quarter of 2021 (Attachment 02). The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control. These information’s strengthen our commitment to transparency in our disclosures to the many strategic audiences we have. São Paulo - SP, November 04, 2021. Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence

Attachment 01

Itaú Unibanco Holding S.A. 3Q21 earnings review Milton Maluhy Filho Alexsandro Broedel Renato Lulia Jacob Chief Executive Office (CEO) Chief Financial Officer (CFO) Group Head of Investor Relations and Marketing Intelligence São Paulo, November 4th, 2021

quarter highlights 3Q21 vs. 2Q21 change recurring portfolio credit managerial credit mortgages for SMEs result cards individuals R$962.3 bn R$6.8 bn 5.9% 9.8% 12.2% 10.3% 3.6% margin # of cards and commissions insurance efficiency with clients issued ratio Brazil recurring R$17.6 bn # 4.7 mm R$11.6 bn 44.0% 42.1% managerial 4.7% 57% 2.1% 0.5 p.p. 0.1 p.p. 19.7% ROE Brazil 20.5% 10 mm 15 mm + 5.7 R$14 0.8 p.p. total challenge billion 1.1 p.p. clients Dec-21 million Sep-21 clients digitally volume business of from acquired in 3Q21 2.2+ mm +109% O2O in 9M21 connections + 21% vs 2Q21 new clients credit card in 3Q21—85% sales phygital omnichannel and holders non-account 3Q21 vs. 2Q21 2 Corporativo | Interno

digital: our main one stop shop distribution channel offerings new product in digital and service 100% of products sales digital in channels in mobile until Dec-21 + digital¹ 2.8X credit insurance sales 2.5X premium 3Q19 3Q20 3Q21 3Q19 3Q20 3Q21 share² 22% 30% 46% share² 11% 7% 30% 3Q19 3Q20 3Q21 investments cards3 share² 2.8X 5.2X 36% 38% 62% digital engagement: +30% in two years 3Q19 3Q20 3Q21 3Q19 3Q20 3Q21 hits/ 33 37 43 user month share² 39% 39% 63% share² 24% 35% 53% 3Q19 3Q20 3Q21 (1) includes: unsecured loans, payroll loans, personalized credit, renegotiation, investments, funds, bank certificates of deposit, savings, pension plan, foreign exchange, premium bonds, credit cards, consortia, overdraft, credit card installments with interest and insurance 3 products (protected card, mortgage, travel, life and credit life); (2) digital transactions in relation to total transactions of products listed in item 1; (3) does not include the Carrefour card.

phygital a new way of serving connected experiences across at brick-and-mortar physical and digital channels branches more context in product offerings and more value for customers Single point of contact to click to human access all products and access to managers and services offered at the experts just a click away branches more modern and tech-based environments 100% of 25% of 75% of 50% 75% new way of being present channels managers’ sales products reduction reduction hub and satellite agencies with captured and originated from with omnichannel in managers’ in new offers automated leads leads experience time to action launch time 4 Corporativo | Interno

Itaú BBA

~ 20 thousand clients

segments
- CIB
- large
- middle market
- agribusiness

industries
- real-estate
- financial institutions
- multinational
- tech

value proposition

- long term relationships
- complete offer of products and services
- specialized service model

:D customer-centric model has been raising the level of satisfaction

NPS 77
+ 10 points
Sep-21 vs Sep-20

highlights

growth
IBBA result
^ 50%
9M21 vs 9M20

cash management
volume of payments and receipts
^ 35%
9M21 vs 9M20

credit portfolio
in R$ billion



317
355
^ 11.9%
Sep-20
Sep-21

agribusiness segment
^ 27.5%

investment banking ranking[1]

1º equity capital markets
R$20.9 billion
volume issued in
59 operations in 9M21

1º mergers and acquisitions
R$160.5 billion
volume traded in
35 operations in 9M21

1º local fixed income
R$25.2 billion
volume distributed
in 133 operatioins in 9M21

(1) Source Dealogic and Anbima.

5

credit portfolio

in R$ billions

	Sep-21	Jun-21	Δ	Sep-20	Δ
individuals	303.7	279.7	8.6%	237.7	27.8%
credit card loans	97.0	88.3	9.8%	77.5	25.1%
personal loans	38.3	36.0	6.4%	36.6	4.6%
payroll loans	61.2	59.1	3.5%	50.8	20.5%
auto loans	28.1	25.8	9.1%	21.5	30.8%
mortgage	79.1	70.5	12.2%	51.3	54.2%
very small, small and middle market loans	146.3	132.6	10.3%	122.5	19.4%
individuals + SMEs loans	450.0	412.3	9.1%	360.2	24.9%
corporate loans (includes private securities)	295.1	286.7	2.9%	264.8	11.4%
total Brazil	745.1	699.0	6.6%	625.0	19.2%
Latin America	217.3	210.0	3.4%	222.0	-2.1%
total with financial guarantees	962.3	909.1	5.9%	847.0	13.6%
total (ex-foreign exchange rate variation)	962.3	918.2	4.8%	831.8	15.7%

(1) Overdue ratios and grace periods to mature calculated based on the total balance of the reprofiled portfolio in September 2020.

reprofiled portfolio

individuals, very small and small companies



in R$ billion
53.5
40.7
35.3
Sep-20
Jun-21
Sep-21
13.2%
Sep-21 vs. Jun-21
57% are collateralized

reprofiled portfolio risk profile Sep-21[1]

within grace period	1.2%
15-90 days NPL	4.4%
+90 days NPL	8.3%

personal loans average balance

	Sep-21 vs. Jun-21	Sep-21 vs. Sep-20	Sep-21 vs. Sep-19
personalized credit	- 7.7%	- 22.4%	+ 33.0%
overdraft	+ 2.2%	+ 1.3%	- 21.7%
unsecured loans	+ 27.3%	+ 64.7%	+ 1.9%

6

sustainable growth in the individuals portfolio individuals portfolio risk profile commercial processes user digital initiatives improvement experience 4.7% 4.3% 3.6% NPL 90 credit card loans payroll loans 303 25.1% 20.5% NPS 70 +6 points NPS 67 +5 points 229 237 44% unsecured personal loans auto loans 3Q20 3Q21 80.3% 30.8% 37% 41% 48% % down payment 51% NPS 57 +16 points NPS 76 +12 points average in monthsterm 45 46 overdraft mortgages secured¹ loan-to-value (LTV) 3Q20 3Q21 56% 13.2% 54.2% vintage (average) 49% 52% 61% 55% NPS 45 +15 points NPS 43 +4 points portfolio 39% 46% NPS 71 +20 points Sep-21 vs Jun-21 transactional 3Q19 3Q20 3Q21 *3Q21 vs 3Q20 change (1) Includes individuals’ credit portfolio: auto loans, mortgage and payroll loans. 7 financial margin with clients financial margin with clients risk-adjusted financial margin with clients annualized average margin—consolidated annualized average margin—Brazil 9.0% 8.6% 8.5% 8.6% 8.5% 7.5% 7.3% 7.3% 7.4% 7.4% 5.4% 5.3% 6.2% 6.2% 5.9% 5.9% 5.2% 5.4% 4.4% 4.5% 3Q20 4Q20 1Q21 2Q21 3Q21 3Q20 4Q20 1Q21 2Q21 3Q21 change in the financial margin with clients In R$ billions R$0.8 bn (+4.7%) 16.8 15.7 0.7 0.01 0.1 0.1 16.4 1.2 17.6 (1.1) (0.3) 2Q21 2Q21 2Q21 average volume product mix 2 higher volume of spreads and Latin America 3Q21 3Q21 3Q21 working capital 1 spread-sensitive calendar days liabilities’ margin and others3 spread-sensitive working capital1 and others operations operations and others (1) Includes capital allocated to business areas (except treasury), in addition to the corporation’s working capital, (2) Change in the composition of assets with credit risk between periods in Brazil, (3) Others considers structured wholesale operations and credit commissions. 8 financial margin with the market in R$ billions 1-year moving average Brazil¹ Latin America² 2.0 1.8 1.7 1.4 1.4 1.3 1.2 1.2 1.3 2.5 1.6 2.0 1.9 1.5 1.3 1.3 1.4 1.5 0.8 1.1 1.5 1.3 1.0 0.7 0.7 1.1 0.4 1.0 0.4 0.6 0.4 0.6 0.3 0.5 0.5 0.6 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 (1) Includes units abroad ex-Latin America; (2) Excludes Brasil. 9 cards transaction credit card volume portfolio in R$ billions 11.7% 26.6% R$97.0 bn 9.8% 25.1% 3Q21 vs. 2Q21 3Q21 vs. 3Q20 in 09/30/2021 Sep-21 vs Jun-21 Sep-21 vs Sep-20 164 38.2 mm 31.1 mm 147 installments revolving + 130 41 transactor² with interest overdue loans¹ credit cards debit cards debit 37 34 Sep-20 83.2% 7.9% 8.9% 17.3% 4.7% Jun-21 85.4% 8.4% 6.3% vs. Sep-20 vs. Sep-20 credit 110 123 96 Sep-21 84.8% 8.5% 6.7% (1) Includes loans overdue for more than one day; 3Q20 2Q21 3Q21 (2) Includes installments without interest. issuing 4.7 mn income cards in R$ billions issued in interchange annual fees³ 3Q21 2.6 17.2% 31.3% 22.4% 218% 2.4 3Q21 vs. 3Q20 9M21 vs. 9M20 70 points 2.2 global + 6 points NPS 138% 3Q21 vs. 1Q21 vs. Sep-20 3Q20 2Q21 3Q21 (3) Annual fees income net of rewards program expenses. 10 rede

value creation through **an integrated offer of** payments, bank and credit

- business management
- POS machines
- e-commerce
- prepayment
- payments
- PIX

- current accounts
- credit
- payments
- cards
- Investments

growth

- 25% clients' churn in 2021

+ of 100 software houses partners in Conexão Rede

3,000 smart POS machines per month

R$50 bn leader in prepayment of receivables in 3Q21

+ 55% one-off retail prepayment 3Q21 vs 3Q20

penetration of prepayment of sales in installments:

+10 p.p. in the customer base

+35 p.p. in new clients

transaction volume

In R$ billions



355
440
9M20
9M21

^23.8% 9M21 vs. 9M20

51% of growth in e-commerce volume

satisfaction

80% of POS machines delivered in up to D+1

49% D0

80% of the eligilble customers taking advantage of D+2

best market approval rate in e-commerce

acquirer with the lowest number of complaints per active base in Reclame Aqui efficiency

+14 p.p. customers using digital channels Sep-21 vs Sep-20

- 17% cost of acquisition of new customers at the 110 hubs Sep-21 vs Sep-20

11

ion
Itaú

transformation in the investment journey

investment app
to Itaú clients and non-clients

+ 400 thousand
downloads

+ 20 thousand
portfolios aggregated in two months

+ 5 thousand
clients' feedback through the app

what is to come

- transactional fixed income
- non-account holders in 2022

human advice
with dedicated and on-demand experts

specialists
982 in September 2021
~ 2 thousand until July 2022

+ 500 thousand
customers with dedicated service

regional offices
53 in September 2021
+ than 100 until July 2022

Inteligência Financeira

journalistic content platform for personal finance in partnership with Editora Globo editorial independence

3 fundamental pillars

- exclusive journalists' newsroom + Grupo Globo content
- network of digital influencers + strong presence on social networks
- wide dissemination and distribution

IF website - https://www.inteligenciafinanceira.com.br

in addition to the website, you can find content

on the social media @sigaif
- Facebook
- Instagram
- Twitter
- LinkedIn
- Youtube

in content channels of Grupo Globo
- ValorEconômico
- O Globo
- G1

on comercial breaks
of Globonews ('Jornal das Dez' hours), weekly

12

commissions and insurance in R$ billions 3Q21 2Q21 D 3Q20 D insurance³ credit and debit cards 3.3 3.1 6.4% 2.8 14.9% 3Q21 vs. 2Q21 card issuance 2.6 2.4 5.8% 2.2 17.2% acquiring 0.7 0.6 8.6% 0.6 7.0% 6.2% current account services 1.9 1.8 4.5% 1.9 -2.2% earned premiums asset management¹ 1.5 1.4 8.1% 1.3 15.8% advisory services and brokerage 1.0 1.4 -30.0% 1.2 -22.1% advisory services and brokerage 1.0 1.1 -11.0% 0.8 16.0% 21.5% underwriting result of investment in XP Inc. — 0.3— 0.4—margin credit operations and guarantees provided 0.7 0.7 4.5% 0.6 20.9% collection services 0.5 0.5 2.8% 0.5 6.3% 8.4 p.p. other 0.4 0.4 2.4% 0.4 8.0% combined Latin America (ex-Brazil) 0.8 0.8 7.1% 0.7 15.4% ratio commissions and fees 10.1 10.0 0.8% 9.5 6.4% result from insurance operations² 1.5 1.3 11.5% 1.6 -8.0% 8.9 p.p. commissions and insurance 11.6 11.3 2.1% 11.1 4.3% claims ratio comissions and insurance ex- XP Inc 11.6 11.0 4.8% 10.7 8.3% (1) Includes fund management fees and “consórcio” management fees, (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (3) insurance activities include bancassurance products related to life, property, credit life and third-party policies. 1313 credit quality cost of credit¹ coverage ratio – NPL 90 days (%) ratio between the annualized cost of credit and the loan portfolio²—(%) 1013% 952% 922% 3.0% wholesale 835% 2.8% 519% 2.1% 2.2% Brazil 470% 1.9% 443% 430% Latin 355% 6,3 America 339% 320% 6,0 5,2 298% 283% 235% 4,1 4,7 total 234% retail 253% 236% 230% 221% 120% 224% Brazil 3Q20 4Q20 1Q21 2Q21 3Q21 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 15—90 days NPL—% 90 days NPL—% ex-specific cliente 3.9% from Latin 3.0% 4.3% 4.2% America 2.8% 3.9% 2.6% 3.6% 3.6% 2.0% 2.4% 2.4% 2.0% 2.5% 2.7% 1.9% 2.0% 2.7% 2.8% 1.9% 1.8% 1.9% 2.6% 2.7% 2.5% 2.6% 1.7% 2.6% 2.0% 1.7% 2.2% 2.3% 2.6% 2.4% 1.8% 1.7% 1.7% 1.8% 1.6% 1.7% 2.3% 2.3% 1.4% 1.2% 1.3% 1.4% 2.0% 1.1% 1.5% 0.8% 1.4% 0.7% 1.2% 1.3% 0.6% 0.5% 1.1% 0.2% 0.5% 0.4% 0.4% 0.3% Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 individuals Brazil total very small, small and middle market companies Latin America corporate (1) provision for loan losses + recovery of loans + impairment + discounts granted; (2) average loan portfolio balance with financial guarantees provided andcorporate securities considers the last two quarters 14 non-interest expenses efficiency ratio in R$ billions 48.8% 48.0% 3Q21 2Q21 D 9M21 9M20 D salary 45.5% personnel (5.3) (5.0) 5.7% (15.2) (14.0) 8.3% 44.0% readjustment administrative (4.2) (3.9) 7.6% (12.1) (12.1) -0.6% 10.97% 46.9% 44.0% 45.4% other (1) (1.4) (1.7) -13.6% (4.6) (5.4) -13.7% IPCA 42.1% 10.2% total—Brazil (10.9) (10.5) 3.3% (31.9) (31.5) 1.1% 3Q18 3Q19 3Q20 3Q21 IGPM Latin America (ex-Brazil)(2) (1.9) (2.0) -4.6% (6.0) (5.3) 11.6% 24.9% non-interest expenses consolidated Brazil (12.8) (12.6) 2.1% (37.8) (36.8) 2.7% change, highlighting investments 9M21 vs. 9M20 R$0.7 bn (36.8) 5.3 (6.0) (37.8) (31.5) (0.6) (0.6) (32.6) 1.4 (0.6) (0.1) (31.9) 9M20 Latin 9M20 investment in investment in Brazil with efficiency transactional other 9M21 Latin 9M21 America Brazil technology business investments program Brazil America 15 (1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS), (2) Does not consider overhead allocation.

capital 13.5% + 0.4%—0.4%—0.3%—0.3% 12.9% 1.6% 1.6% 11.9% 11.3% Jun – 21 net income of the credit rwa—acquisition of Minas foreign exchange Sep – 21 tier I capital quarter after portfolio Gerais payroll and variation tier I capital dividends equity adjustments common equity Tier I (CET I) additional tier I (AT1) 16

Itaú Net Zero 2050

We will reduce total emissions by 50% by 2030 and become carbon neutral by 2050 our emission target will be certified by Science Based Target Initiative (SBTi)

direct emissions	indirect emissions (financed)
scope 1 e 2	scope 3
we are already carbon neutral	represents 99% of total emissions

measure by PCAF[1] methodology

R$434 bn credit portfolio for companies[2] and vehicles on 12/31/2020 best data quality score[3]: 3.9 (scale from 1 – higher quality to 5 – lower quality)

complexity of decarbonization

35 economic groups account for 55% of the emissions financed by the bank

25 have already signed up to decarbonization commitments

We want to be the bank for transition to decarbonization

We will support our clients in their transition process

- fostering a climate transition plan for clients of carbon-intensive sectors
- new products and teams dedicated to supporting clients' transition to a decarbonized economy
- agribusiness: recovery of pastures, ecological restoration and biofuel production
- encouraging voluntary carbon markets (VCM)

[1] Partnership for Carbon Accounting Financials (PCAF)
[2] The measure considers Itaú's proportional participation in clients' emissions
[3] Among banks that publicly disclosed this score

17

changing culture

62%
share in sales for individuals through digital channels
3Q21

81%
products for individuals and companies had their NPS improved the best
bank to work in Brazil, according to GPTW



R$14 bn
phygital and omnichannel, business with O2O connections
9M21

100%
of products in the mobile channel until Dec-21
one-stop-shop

99.6%
availability on digital channels
2021

customer centricity

ways of working

Integration between business, technology and design, with more horizontal structures less hierarchy and more agility
in decision making

risk management

pro business culture

incentives

linked to stock price appreciation

expansion of the partnership program

investment in new structuring platforms

modernize legacy systems with full-stack state of the art

technological base

modernize and migrate 50%
of more than 3,800 services to the cloud by the end of 2022

associative agenda

M&A, acquisition integration:
a more agile and flexible model

Cubo Network

connect the market with
350 high-growth startups

18

additional information

results

In R$ billions

	3Q21	2Q21	Δ	3Q20	Δ	9M21	9M21	Δ
operating revenues	**31.5**	**30.6**	**2.9%**	**28.4**	**11.0%**	**92.2**	**85.6**	**7.7%**
managerial financial margin	19.5	18.8	3.8%	16.9	15.3%	56.9	52.5	8.4%
financial margin with clients	17.6	16.8	4.7%	15.6	13.1%	50.6	49.1	3.0%
financial margin with the market	1.9	2.0	-3.2%	1.4	40.4%	6.4	3.4	85.4%
commissions and fees	10.1	10.0	0.8%	9.5	6.4%	29.6	27.4	8.2%
revenues from insurance	1.9	1.8	4.2%	2.0	-3.6%	5.6	5.7	-2.1%
cost of credit	**(5.2)**	**(4.7)**	**11.5%**	**(6.3)**	**-17.2%**	**(14.0)**	**(24.2)**	**-41.9%**
provision from loan losses	(5.5)	(4.8)	14.3%	(6.3)	-12.8%	(14.8)	(24.3)	-39.1%
impairment	0.0	(0.0)	-361.2%	(0.3)	-106.1%	0.1	(0.6)	-109.6%
discounts granted	(0.6)	(0.6)	0.1%	(0.6)	-5.5%	(1.6)	(1.6)	-3.6%
recovery of loans written off as losses	0.9	0.7	16.9%	1.0	-12.7%	2.3	2.4	-4.6%
retained claims	**(0.4)**	**(0.5)**	**-16.1%**	**(0.4)**	**14.9%**	**(1.3)**	**(1.0)**	**25.4%**
other operating expenses	**(14.8)**	**(14.4)**	**2.5%**	**(14.3)**	**3.6%**	**(43.5)**	**(41.8)**	**4.0%**
non-interest expenses	(12.8)	(12.6)	2.1%	(12.7)	1.1%	(37.8)	(36.8)	2.7%
tax expenses and other	(2.0)	(1.9)	5.5%	(1.6)	22.7%	(5.7)	(5.0)	14.1%
income before tax and minority interests	**11.1**	**11.0**	**0.6%**	**7.4**	**49.2%**	**33.4**	**18.6**	**79.3%**
income tax and social contribution	**(4.0)**	**(4.0)**	**0.7%**	**(2.4)**	**64.9%**	**(12.4)**	**(5.3)**	**133.1%**
minority interests in subsidiaries	**(0.3)**	**(0.5)**	**-42.9%**	**0.0**	**-643.2%**	**(1.3)**	**(0.2)**	**690.7%**
recurring managerial result	**6.8**	**6.5**	**3.6%**	**5.0**	**34.8%**	**19.7**	**13.1**	**50.0%**

20

business model

The allocation of principal capital (Common Equity Tier 1) in the bank's business is made at **12%**, according to our risk appetite.

In R$ billions	9M21					9M20					change (9M21 vs. 9M20)				
	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital	Total	Credit	Trading	Insurance & services	Excess capital
Operating revenues	92.2	49.2	1.7	41.0	0.2	85.6	47.2	1.3	37.1	0.0	6.6	2.1	0.4	3.9	0.1
Managerial financial margin	56.9	39.7	1.7	15.4	0.2	52.5	38.7	1.3	12.5	0.0	4.4	1.0	0.4	2.9	0.1
Commissions and fees	29.6	9.6	0.0	20.1	-	27.4	8.5	0.0	18.9	-	2.2	1.0	(0.0)	1.2	-
Revenues from insurance [1]	5.6	-	-	5.6	-	5.7	-	-	5.7	-	(0.1)	-	-	(0.1)	-
Cost of credit	(14.0)	(14.0)	-	-	-	(24.2)	(24.2)	-	-	-	10.1	10.1	-	-	-
Retained claims	(1.3)	-	-	(1.3)	-	(1.0)	-	-	(1.0)	-	(0.3)	-	-	(0.3)	-
Non-interested expenses and other[2]	(44.8)	(22.4)	(0.6)	(21.9)	0.0	(42.0)	(20.8)	(0.4)	(20.8)	0.0	(2.8)	(1.6)	(0.2)	(1.0)	(0.0)
Recurring managerial result	19.7	7.8	0.7	11.2	0.1	13.1	2.1	0.6	10.6	(0.2)	6.6	5.6	0.1	0.6	0.3
Average regulatory capital	138.3	82.7	2.6	47.8	5.2	127.8	76.3	1.2	51.6	(1.4)	10.5	6.4	1.3	(3.8)	6.6
Value creation	6.9	0.2	0.5	6.6	(0.4)	1.4	(4.8)	0.5	5.7	(0.1)	5.5	5.0	(0.0)	0.9	(0.4)
Recurring managerial ROE	19.0%	12.5%	37.7%	31.1%	1.8%	14.0%	3.7%	67.8%	27.3%	-	5.1 p.p.	8.8 p.p.	-30.1 p.p.	3.8 p.p.	-

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries

21

guidance 2021 We kept unchanged the ranges of our 2021 guidance consolidated Brazil¹ total credit portfolio² growing between 8.5% to 11.5% growing between 12.5% to 15.5% financial margin with clients growing between 2.5% to 6.5% growing between 3.0% to 7.0% financial margin with the market range from R$6.5 bn to R$8.0 bn range from R$3.9 bn to R$5.4 bn cost of credit³ range from R$19.0 bn to R$22.0 bn range from R$17.0 bn to R$20.0 bn commissions and fees and results from insurance operations4 growing between 2.5% to 6.5% growing between 2.5% to 6.5% non-interest expenses range from -2.0% to 2.0% range from -2.0% to 2.0% effective tax rate range from 34.5% to 36.5% range from 34.0% to 36.0% (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses 22

Itaú Unibanco Holding S.A. 3Q21 earnings review Milton Maluhy Filho Alexsandro Broedel Renato Lulia Jacob Chief Executive Office (CEO) Chief Financial Officer (CFO) Group Head of Investor Relations and Marketing Intelligence São Paulo, November 4th, 2021

Attachment 02

Itaú Unibanco Holding S.A. 3Q21 Institutional Presentation

This presentation contains forward-looking statements regarding Itaú Unibanco Holding, its subsidiaries and affiliates—anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting Itaú Unibanco Holding’s operations, markets, products and prices, and other factors detailed in Itaú Unibanco Holding’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Itaú Unibanco Holding undertakes in duty to update any of the projections contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Itaú Unibanco Holding’s quarterly earnings report. To obtain further information on factors that may give rise to results different from those forecast by Itaú Unibanco Holding, please consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários—CVM) and with the U.S. Securities and Exchange Commission (SEC), including Itaú Unibanco Holding’s most recent Annual Report on Form 20F.

Agenda Corporate 04 profile 12 Strategic Our agenda businesses 18 38 Corporate governance Capital and 47 risk management 58 Financial highlights

Corporate profile

About Corporate profile us? Universal bank | 97 years of history | largest bank in Latin America¹ Recurring Recurring Managerial Market Value³ Total assets³ Credit portfolio³ 4 4 Tier I Capital³ Managerial ROE Result US$52.1 bn R$2,154.9 bn R$962.3 bn 12.9% 19.7% R$6.8 bn We are present in 18 countries Brazil’s most valuable² brand Rest of the World R$37.4 billion Germany 1 Approximately Bahamas 1 3 Cayman 1 2 3 488 k Spain 1 Latin America United States 1 2 3 direct shareholders France 1 Argentina 4.3 k Portugal 1 Brazil United Kingdom branches and PABs 1 2 Chile Switzerland 3 99 k Reino Unido olombia employees Suíça exico 1 45 k anama araguay ATMs Peru 1 Key Uruguay Multiple Bank Other operations 1 Corporate & Investment Banking 2 Asset Management 3 Private Banking (1) Largest bank in market value; (2) 2020 Interbrand Ranking ; (3) September 2021; (4) In 3Q21. 5

What Corporate profile do we do? Full offering of products and services | diversified client base | solid brand A complete Credit Services Insurance The Retail Bank physical and digital $ Personal Curre accounts Life includes retail clients, high-income clients bank Cards and acquiring Homeowners insurance and very small and small businesses, in $ Working capital Consórcio Auto addition to products and services for non- $ Mortgage Brokerage Dental account holders. $ Micro credit Pension plans Card protection The Wholesale Bank is $ Vehicles $ Premium Bonds Travel responsible for high net worth clients (private $ Rural Payment means Healthcare banking), the units in Latin $ America, banking for Payroll loans $ Capital markets Smartphone protection middle market and large companies and Open platform Imports/Exports Investments Guarantee insurance corporations through Itaú Investment and insurance ... Other products ... Other products ... Other products BBA, the unit responsible products sold on open for corporate clients and platforms. for its role as an investment Main brands and commercial partners bank. 6

Corporate profile

How have we evolved?

Itaú

Adaptable culture | innovation | transparency in business

We have witnessed important changes around the world...

- **1929** – NY Stock Exchange crisis
- **1945** – World War II ends
- **1983** – First overseas branch of Itaú
- **1985** – First version of Windows appears
- **1990** – First Internet providers
- **2006** – Itaú on the NY Stock Exchange (ITUB LISTED NYSE)
- **2016** – UK decides to leave the European Union (Brexit)
- **2020** – World Health Organization declares coronavirus pandemic

First steps
Casa Moreira Salles opens in 1924, and Banco Central de Crédito in 1943.

Paths to growth
Marked by mergers, acquisitions and business alliances that enabled the growth and consolidation of both institutions.

A historic merger
In 2008, Itaú and Unibanco united to create Brazil's largest private bank.

Focus on Latin America
Our international presence has evolved year after year. Today, Itaú is present in 18 countries.

A bank with a purpose
We believe that people have the power to transform the world, and that the bank can promote this transformation.

... and in Brazil

- **1930** – First in-branch calculators
- **1950** – First check with client's name
- **1960** – First debit and credit cards
- **1980** – Banking automation begins
- **1984** – First ATMs
- **2002** – Mobile Banking in Brazil
- **2014** – Fintechs start to gain strength
- **2020** – Central Bank launches PIX

7

A Corporate History profile of Successful Strategic Deals¹ Acquisition of the remaining 50% of: Uruguay Retail -Brazil NACIONAL Casa Acquisition of the Moreira minority interest Banco Itaú BMG Consignado Salles of: 1924 Unibanco 1995—1998 2000—2003 2004—2007 Merger 2008 2009—2020 1943 Itaú Foundation of Banco Itaú Alliance with: BEG Banco del Buen Ayre (1) Includes mergers, acquisitions, joint-ventures and partnerships. 8

Positive Corporate profile Impact Commitments Our sustainability strategy is translated into 10 positive impact commitments, classified into four categories: Business Accountability Financial Inclusion and Financing positive Responsible Transparency in citizenship entrepreneurship impact sectors + investment communication To take care of people’s To support entrepreneurship To finance sectors of the To offer products and services To reinforce the transparency financial health to enhance social economy that encourage social for a more sustainable of our business beyond the development and environmental development economy financial results Corporate behavior Country development Inclusive management Ethics in relations Responsible Amazon Private social (employees) and business management To preserve and promote the investment To promote a diverse, inclusive To maintain a sound and To work with more eco- positive impact in the region To reaffirm our pact with and healthy work environment ethical financial ecosystem efficiency and good practices Brazilian society in our value chain 9

Highlights Corporate profile of the positive impact agenda Find out some of our ESG initiatives and how they are integrated into our business Business Corporate behavior R$400 billion for sustainable development up to 2025 Itaú Unibanco is the best bank to work for in Brazil Credit to positive impact sectors that promote a sustainable. R$ 148 According to the ranking of the 150 Best Companies to Work For, billion (37%) from aug/19 to sep/21 have already been allocated. released by the international consultancy Great Place to Work One of the ten best companies for professionals with disabilities Itaú signs up to the Net-Zero Commitment by 2050 Recognized, in 2021, by Great Place To Work as one of the ten best Our goal is to reduce total emissions by 50% by 2030 and become companies for professionals with disabilities to work for in Brazil carbon neutral by 2050 In this quarter we reached 10 million accounts with iti Pilot project of a new work format Digital account now with automatic yield New work models in accordance with employee’s activities: hybrid (with defined scales or flexible) and face-to-face Itaú Asset launches ETF with exposure to the hydrogen sector Programming training for trans developers Hydrogen has the potential to play a relevant role in reducing the Pioneering initiative will expand diversity in the bank through an carbon footprint of the global economy exclusive programming course for trans people Sustainable investment at Itaú Asset Management 99.84% ESG coverage for all eligible assets Country development Amazon Plan in partnership with Bradesco and Santander Accountability Encouraging sustainable chains, land regularization, fighting deforestation in the meat production chain, fostering bioeconomy We are among the most transparent companies in ESG This conclusion comes from a study launched by the advisory board Todos pela Saúde (All for Health) of the Global Reporting Initiative (GRI) in Brazil All for Health Institute will strengthen the area of epidemiological surveillance in Brazil, helping to combat current and potential epidemics 10

Corporate profile
People

99 thousand Employees

in Brazil and overseas

Gender equality[1]

→ Succession committees including at least one woman being evaluated and another woman carrying out the evaluation.

→ Mother and pregnant well-being policy
Full payment of variable remuneration



Men	Women
42.5%	57.5%

People with disabilities (PwD) representation[1]

Afro-Brazilians 23.4%



PwD[2] 4.6%

LGBT+

→ We are committed to the "Business and LGBT+ Rights Forum" and the "UN Standards of Conduct for Business".

→ We are part of the OUTStand Financial Market Pride Group (created to discuss inclusion and promote the appreciation of LGBT + professionals in the sector).

In our employees' view[3]

76 e-NPS

Advocates (Scores 9-10)	80%
Neutrals (Scores 7-8)	15%
Knockers (Cores 0-6)	4%

By hierarchical level[1]

	Men	Women
Officers	86%	14%
Managers	49%	51%
Back office, sales, and front office employees	41%	59%
Trainees	55%	45%
Interns	51%	49%
Apprentices	33%	67%

By age bracket[1]

6.0%	5.2 k people	> 50 years
53.5%	47.1 k people	30-50 years
40.5%	35.7 k people	up to 30 years

(1) Data base: December 2020, considers only Brazilian employees (83,919). (2) In calculating the number of people with disabilities we consider only employees hired under the Brazilian Labor Code (CLT). (3) In Sep/21

11

Strategic agenda

Strategic Cultural Agenda transformation cultural Client Centricity Digital Transformation transformation satisfaction, We want to be transforming the benchmark our in this Technology transformation, is the great leveraging enabler our of we are building a more center culture of so everything. that the client is at the commercial potential. efficient, simple and agile Our actions and efforts are We services invest and tirelessly solutions to find for our the clients. best bank for our clients satisfaction, designed for a our key clients’ metric for the cultural transformation is entire organization. the foundation of the strategic pillars that Efficiency comprise client centricity, Growth digital transformation, Key to be competitive in pricing Expand the base and intensify the and agile in customer service. relationship with our clients, in efficiency and growth addition to offer solutions that go This ranges from internal process automatization to new ways of beyond traditional banking needs interacting with customers. aiming to maximize the customer experience. 13

Strategic Agenda
Client Centricity
Itaú

serving our clients where, when and how they want to be served omnichannel
Access to the same type of service regardless of channel

phygital
Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service

Client experience

Service channels

- + 4,000 physical points of service
- applications have great reviews
- whatsApp, email, telephone, chat, click to human

Products and Services

- most complete shelf of the Brazilian financial sector
- using data for providing the best offer
- innovation

iVarejo 2030
Our future now.

Our commitment
to completely change customers' experience, redefining the value proposition of our business

Ambition

Digital sales by 2025

4X+ sales

50% revenues share

satisfied clients create **more value**

Global NPS


+ 13 points
+ 17 points
+ 27 points
2021 vs 2018 (Sep/21 vs Aug/18)
2021 vs 2018
2023 vs 2018

we want to emulate the world's best companies in client satisfaction

14

Digital Strategic Agenda Transformation Technology enabling our clients to have the best service applying technologies to focus on quickly solve problems with solving clients’ cloud artificial big data e agile communities speeds and using data to issues intelligence analytics management develop products for a and learning machine better experience for our customers ambition we work with multidisciplinary generation of value modernize and teams model under the communities through systems migrate 50% of more than 3,900 that technology, include members operations, from UX departments, the business, modernization services to the cloud by among others. the end of 2022 21 thousand Benefits of modernization In employees Flexible and adaptable platform Use of reusable solutions Analytics and observability by design 2022 100% of designed to evolve bringing more competitiveness tools to better monitor eligible Componentized architecture Greater frequency of deliveries and customer improve experience the based on microservices improving time to market business platform 15

Efficiency Strategic Agenda developing and implementing structural efficiency gains initiatives strengthening culture ongoing ongoing challenging activities and processes to seek technology efficiency gains investments 2021e vs 2018 fronts of action unique work goal + 2x meetings with the methodology progressively solution attendance detailed planning and reducing the development of the bank’s senior indicators to individually investments leadership monitor each initiative bank’s core costs in the coming three years—28% 1,400 planned infrastructure initiatives + de 650 costs initiatives under reviewing, streamlining and optimizing processes, implementation automating activities, using data and analytics

Growth Strategic Agenda sustainable growth based on Relationship Investment long-term client Platform Platform relationships a free account for clients demanding a window display of product from products and services in a simplified way which suitable each product investor to its may profile. find the most Consolidated investment visualization. Client Base Strenght of Client Marketplace Solutions Relationship Platform Platform a rewards program with benefits in solutions going beyond our Offering products, services, and cashback clients’ banking needs Solutions

Our business

Who Our business are our clients? We offer a wide range of products and services tailored to each client profile. Client profile by segment in Brazil Individuals Companies Private Bank Ultra >R$5 million in total investment > R$4 billion Itaú Personnalité Large >R$15 thousand or >R$250 thousand in total investments > R$500 million up to R$4 billion Itaú Uniclass ; Middle >R$4 thousand up to R$15 thousand > R$30 million up to R$500 million Itaú Very Small and Small Companies up to R$4 thousand up to R$30 million * The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue.

Our Retail business Banking The use of our digital channels has grown significantly in recent years. Our digital branches are an important channel to serve clients who hardly ever visit physical branches Serving a client base of around Branches and CSBs² 60 million clients % of transactions through digital channels³ 3Q21 3Q20 Ourdistribution network¹ Credit 38% 24% 3,874 BRANCHES AND CSBs² IN BRAZIL Brick and Mortar Branches and CSBs Investiments 55% 50% 3% 8% 7% 67% 15 % North Northeast Midwest Southeast South Digital Payments 86% 85% (Brazil) Branches 112 (Sep-21 vs Sep-20) 4,431 4,319 195 195 202 197 196 phygital and omnichannel MORE THAN 44,000 4,236 4,117 ATMsin Brazil 4,292 4,129 4,526 Sep/20 Sep /21 (1) As of Sep/2021. Does not include branches and CSBs in Latin America and Itaú BBA. (2) Client Service Branches (3) Share of digital channels in the total volume (R$) of transactions in the Retail Business segment. 20

Our business

Personal Loans and Payroll Loans

Itaú

Evolution of personal loans portfolio

(In R$ billion)


82.8
86.5
86.5
90.8
98.6
49.3
50.3
50.8
56.1
61.2
33.4
36.2
35.8
34.8
37.4
Sep-19
Mar-20
Sep-20
Mar-21
Sep-21
Payroll loans
Other personal loans

average balance of the personal loan portfolio

	Sep/21 vs. Jun/21	Sep/21 vs. Sep/20
Personalized credit	- 7.7%	- 22.4%
Overdraft	+ 2.2%	+ 1.3%
Unsecured Loans	+ 27.3%	+ 64.7%

Composition of the payroll loans portfolio

(In R$ billion)


49.3
50.3
50.8
56.1
61.2
6.2
6.8
6.6
6.9
7.7
4.2
3.7
3.5
3.8
5.3
39.0
39.7
40.7
45.4
48.2
Sep-19
Mar-20
Sep-20
Mar-21
Sep-21
Public Social Security System (INSS)
Public Sector
Private Sector

Origination channels of payroll loans

(In %)


49.3
50.3
50.8
56.1
61.2
57%
55%
55%
54%
51%
43%
45%
45%
46%
49%
Sep-19
Mar-20
Sep-20
Mar-21
Sep-21
Branches
Itaú Consignado S.A.

Itaú won the bidding process promoted by the State of Minas Gerais for managing the payroll of the state public servants

618 thousand public servants of which 20% are concentrated in Belo Horizonte, in addition to 6,300 suppliers with a balance of ~ **R$ 8 bi** in payroll credit

R$ 4.8 billion per month is the monthly payment amount to state public servants and suppliers possibility of opening a **100% digital account and through new dedicated physical points**

21

Our business

Mortgage Loans

Client focused

quick and efficient process with credit analysis in up to one hour for operations of up to R$1.5 million.

possibility of **digitally** contracting.

specialized consultants providing support throughout the process.

3Q21 loan origination

mortgage loans individuals

R$ 14.3 billion

140.1% vs. 3Q20

Mortgage loans portfolio


(In R$ billion)
49.8
51.7
56.0
66.8
83.7
9.9%
8.8%
8.5%
6.5%
5.5%
90.1%
91.2%
91.5%
93.5%
94.5%
Sep-19
Mar-20
Sep-20
Mar-21
Sep-21
Individuals
Companies
+ 49.4 % vs Sep/20
+ 68.1 % vs Sep/19

Environmental and social assessment on mortgage loans

Technical analysis for construction financing


Building site visit gathering of information
Enterprise and region data
• Indication of contamination search (LIC)
• Enterprise Environmental and Social Form;
• Building site photos;
• Document analysis;
• Consultation of the Contaminated Areas Register; and
• Consultation of Google Maps.
No Environmental License?
Contamination indicatives?
Environmental and Social Department + Environmental and Social Legal Department + Compliance
• Technical analysis of evidence;
• Analysis of site contamination documentation; and
• Preparation of contractual clauses and conditions for release of funds.
Risks mitigated
Operation approved

Products and sales channels


(In %)
34%
Real Estate Brokers
24%
Regular banches and Uniclass
26%
Branches: high income clients
14%
Partnerships
2%
Developers

financing ticket

R$ 337 thousand

portfolio LTV

45.7%

property value[1]

R$ 489 thousand

average term (months)[2]

325

(1) Value stipulated according to the average monthly production financing ticket and the quarter's average LTV; (2) Average term of new contracts.

22

Our business $ Vehicles Loan portfolio by client profile Contracting (In R$ billion) Contracts—thousand â–ª 25.0 thousand sales points; + 38.7% 55 54 â–ª Sale of light and heavy vehicles: 52 45.1 37.5 • 83% of contracts are made in stores and dealers; 29.3 32.5 17.0 25.3 13.2 July August September 9.9 11.0 • 91% to individuals; 7.3 28.1 21.5 24.4 R$41.6 thousand 18.0 19.4 â–ª 79% of financing are made up to 48 months. Average Ticket (individual) Sep-19 Mar-20 Sep-20 Mar-21 Sep-21 57% Individuals Corporate LTV (individual) Credit origination by client profile¹ Main commercial partnerships iCarros Portal (In R$ billion) + 44.1% â–ª 18.3M access/month â–ª 86% mobile Evolution of financing proposals on the iCarros platform: $ (Base 100) 10.0 179 172 6.9 147 6.6 3.9 5.4 4.7 2.3 2.4 100 2.1 1.8 4.6 4.2 6.1 3.2 2.9 3Q19 1Q20 3Q20 1Q21 3Q21 Individuals Corporate 3Q18 3Q19    3Q20    3Q21    (1) Includes Finame in Companies 23

Our business
Credit Card
Itaú

the most complete credit card shelf on the market

one card for each type of client

48.6%[1] in 2Q21
+9.6 p.p. vs 2Q20
of household consumption are card expenses

38.2 million credit cards
^ 17.3% vs. Sep/20

31.1 million debit cards
^ 4.7% vs. Sep/20

options according to the benefit

- no annuity
- supermarket
- miles and travel
- shopping and electronics
- telephony
- car and fuel

+Exclusive Programs


iPhone
pra
Sempre

our shelf of offers and partnerships

_50% without annual fee and exemptions
Magalu, Samsung, iti, Personnalitté Black, Hipercard, Click and Credicard Zero



_61% of cards in partnerships and retailers

magazineluiza, Grupo BIG, GrupoPãodeAçúcar, marisa, LATAM PASS, Azul, SAMSUNG, NETSHOES, Ipiranga, viavarejo

+niche cards and social causes:
IAS, Black Money Movement and Gamers - Ubisoft Assassin's Creed and Just Dance

+57% credit cards issued 3Q21 vs. 2Q21

58% of sales made on digital channels in Sep/21

70 points global NPS
+6 points vs. Sep/20

60% market share of expenses in digital wallets

100% functionality in the APP
Samsung Pay, Apple Pay, G Pay

Virtual Card

Added security for online purchases.
Virtual cards generated (3Q20 = Base 100)

3Q21	205
3Q20	100

2.0x

(1) Considers credit, debit and prepaid cards

24

Our business

Acquiring services

rede

value creation through **an integrated offer** of payments, bank and credit

- business management
- POS machines
- e-commerce
- prepayment
- payments
- PIX


rede
Itaú

- current accounts
- credit
- payments
- cards
- Investments
- ...

growth

- 25% clients' churn in 2021

+ of 100 software houses partners in Conexão Rede

3,000 smart POS machines per month

R$50 bn leader in prepayment of receivables in 3Q21

+ 55% one-off retail prepayment 3Q21 vs 3Q20

penetration of prepayment of sales in installments:

+10 p.p. in the customer base

+35 p.p. in new clients

transaction volume

In R$ billion


355
440
9M20
9M21

^23.8% 9M21 vs. 9M20

51% of growth in e-commerce volume

satisfaction

80% of POS machines delivered in up to D+1

49% D0

80% of the eligible customers taking advantage of D+2

best market approval rate in e-commerce

acquirer with the lowest number of complaints per active base in Reclame Aqui efficiency

+14 p.p. customers using digital channels Sep-21 vs Sep-20

- 17% cost of acquisition of new customers at the 110 hubs Sep-21 vs Sep-20

25

Our itibusiness iti Itaú + than 100% digital bank 10 MM free and differentiated account clients in account opening in up to 4 minutes September 2021 payment account digital cash withdrawal on ATMs + than PIX (instant transfer) 2.1 MM 120% payments new clients of growth in credit cards in 3Q21 cell phone credit recharge sales in 3Q21 (vs 2Q21) account card credit card challenge personal loans +85% 15 MM automatic yield in the account (100% of the of new clients in 3Q21 CDI rate) (new!) without an active clients until account with Itaú the end of 2021 account payment by credit card (new!) technology stack: state-of-the-art 26

Our business

Insurance

Itaú

We offer a wide range of our own and third-party products. Our focus on insurance, which includes our participation in Porto Seguro, consists of mass insurance products related to life, property and credit insurance, in addition to expanding our open platform shelf.

Our products:

Vida + AP | Credit life | Card | Travel | Property

PORTO SEGURO
Participation of 30%

Market leader in the auto and residential segment[1]

Products marketed on the open platform:

- Auto and Fleet Insurance
- Life (Individual and Group)
- Health (Grop)
- Whole Life
- Homeowners
- Dental (Individuals and Group)
- Card Protection
- Premium Bonds
- Credit Life
- Travel
- Cellphone Insurance
- Mortgage
- Professional Liability
- Corporate lines
- Guarantee Insurance
- Crop Insurance
- Auto, Moto, Home, Glass and Pet Assistance
- Prepaid health card

Earned Premiums


1,095
1,235
1,031
1,172
3Q20
3Q21
Earned Premiums – Recurring Activities
Earned Premiums – Other Activities

Combined Ratio*


59.4%
62.4%
30.7%
30.9%
28.8%
31.5%
3Q20
3Q21
Other expenses / Earned premium
Insurance Claims/Earned Premiums

*Referring to recurring activities.
Note: The combined ratio of insurance activities is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes on earned premiums.

Sector growth potential[2]

Revenue from insurance operations/GDP (%)

Chile: 4.5
USA: 11.5


2.9
3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
3.7
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

(1) Beginning of the partnership on October 31, 2014, in which our automobile and residence portfolio was also sold to Porto Seguro. Itaú Unibanco has a 30% stake in the company.
(2) The sector growth potential values for Chile, USA and South Korea refer to 2018.

27

Insurance Our business | Open Platform Benefits Sales Force Multi-channel Broker Insurance consultants Insurance Shop + Multi-channel distribution Manager Focused on commissions and fees Cashier Internal Internet Banking/Mobile ATM Specialized sales force Call Center Retail Partnerships External Vehicle Dealers Easy access and Digital Partnerships convenience to clients Multi-channel Broker Platform store Analytics Excellence in post- Insurance Retention Post-Sales sales Marketing Client service Satisfaction Relationship with clients Não Corporativo 28

Our business

Services | Wealth Management

Wealth Management Services

Large range of customized **wealth management** and **investments solutions**

Securities Services

Local Custody[1]: we ended September with R$ 1,458.1 billion under custody (+2.4% from the volume under custody in the same period of 2020).

International Custody[1]: we ended September with R$ 143.0 billion under custody (+ 24.1 % from the volume under custody in the same period of 2020).

Corporate Solutions: we are leaders in the bookkeeping of shares, providing services to 228 companies listed on B3, representing 58.3% of the total market, and in the bookkeeping of debentures, we work as a bookkeeper for 373 (26.1%) issuances.

Assets Under Administration

Portfolio Managed and Investment Funds ended September with R$ 1,460 billion[2]

Asset Management

In June 2021, we reached R$785 billion[1] in assets under management.

Fund of Funds

Largest FoF in Brazil with R$ 273,6 billion under management

Kinea

We ended September with R$ 56.68 billion in alternative assets

Private Banking

A full global wealth management platform with leadership position in Brazil. We have been recognized by the world's top international Private Banking market publications:

Private Banker International
Outstanding Global Private Bank - Latin America, 2021

The Banker
Best Private Bank in Brazil, 2020

Itaú Asset Management

- 12 times elected the best fund manager by "Guia de Fundos FGV"
- Largest private asset manager in Latin America and international presence via NY office
- Internal and external distribution via more than 20 independent platforms
- Largest shelf of ETFs in Brazil
- Democratization of access to recommended portfolios from applications of R$1.00
- 100% of assets covered by ESG analysis

(1) Source: ANBIMA (Brazilian Financial and Capital Markets Association) – Sep/2021. Considers Itaú Unibanco and Intrag. (2) Includes only Brazil (ex-Latam).

29

Our Services business | Investments Asset management Main products the most complete product shelf on the market Investment Open Platform Third-party products offered* Funds Fixed Income Pension Plan Variable Income ETF Real Estate Fund Treasury Direct COE Savings investiments Sep/21 vs Jun/21, in R$ billion Sep/21 338 1,740 R$ 2.1 trillion Zero-fee products: Open Own products total platform Variable Income Fixed Income Pension Plan 0.9% 2.8% 2.5% Zero custody fee for Zero initial and Zero custody fee shares and BDRs of final contribution for third party FI Itaú Corretora fees via Itaú Corretora Itaú Asset Management ETFs Real Estate Fund Direct Treasury Zero brokerage Zero custody Zero brokerage and custody fee and custody fee on fee—Itaú on digital Corretora digital channels channels * Funds and Fixed Income (CDB, LCA, LCI) 30

Our business
Services | Investments

ion Itaú transformation in the investment journey

new investment app

- available to all our clients
- the best digital investment experience
- investment aggregator (Itaú and Market)
- integrated with the broker

A new advisory model

- transparency: the client knows how the specialist's remuneration works
- complete service
  all products in one place
- sophistication and expertise in recommending
  simulations, projections and research

Investment app
To Itaú clients and non-clients

+ 400 thousand
downloads

+ 20 thousand
portfolios aggregated in two months

+ 5 thousand
clients´feedbacks de through the app

what is to come:

- Transactional fixed income
- non-account holders in 2022

Human advise
With dedicated and on-demand experts

Specialists
982 in September 2021
~2 thousand until July 2022

+ 500 thousand
customers with dedicated service

Regional offices
53 in September 2021
+ than 100 until July 2022

Content Platform
(Present in the various communication platforms)

News about the Market, Itaú News and impacts on investments in the most diverse formats

Daily **Podcast** "Investidor em foco" +1 million plays	**Youtube** Channel News and weekly novelties
Instagram ion With the daily news	**Communication** with clientes throught whatsapp, telegram

31

Our business
Services | Investments

Itaú

Inteligência Financeira

journalistic content platform for personal finance in partnership with Editora Globo

Editorial independence

IF website - https://www.inteligenciafinanceira.com.br

in addition to the website, you can find content

on the social media @sigaif
- Facebook
- Instagram
- Twitter
- LinkedIn
- Youtube

in content channels of Grupo Globo
- ValorEconômico
- O Globo
- G1

on comercial breaks of Globonews ('Jornal das Dez' hours), weekly

3 fundamental pillars

- exclusive journalists' newsroom + Grupo Globo content
- network of digital influencers + strong presence on social networks
- wide dissemination and distribution

32

Services Our business | Small and medium companies and the transformation continues... beyond banking SME operation has this happened due to a ecosystem of partnerships doubled in size in deep transformation to meet all customer needs the last four years of the operation credit portfolio with a sustainable and first deliverable customer-centric model that tool to support business R$ billion raised the level of satisfaction management (ERP system) in partnership with + 28 points* + 2.5x 146 NPS > 65 in small and 59 market medium sized leaders in companies 2025 ambition Brazil *between Aug-18 (start of the +50% clients Sep-21 2019 2020 NPS measure) and Dec-2020 Sep-17 2018 +70% earnings Corporativo 33

Our business
Itaú BBA

Itaú

Itaú BBA

~ 20 thousand clients

segments
- CIB
- large
- middle market
- agribusiness

industries
- real-estate
- financial institutions
- multinational
- tech

value proposition

- long term relationships
- complete offer of products and services
- specialized service model

:D customer-centric model has been raising the level of satisfaction

NPS 77
+ 10 points
Sep-21 vs Sep-20

highlights

growth
IBBA result
^ 50%
9M21 vs 9M20

cash management
volume of payments and receipts
^ 35%
9M21 vs 9M20

credit portfolio
in R$ billion


317
355
Sep-20
Sep-21

^ 11.9%

agribusiness segment
^ 27.5%

investment banking ranking[1]

1º equity capital markets
R$20.9 billion
volume issued in
59 operations in 9M21

1º mergers and acquisitions
R$160.5 billion
volume traded in
35 operations in 9M21

1º local fixed income
R$25.2 billion
volume distributed
in 133 operatioins in 9M21

(1) Source Dealogic and Anbima.

34

Services Our business | Agribusiness relevant expansion in credit portfolio balance in R$ billion agribusiness 27.9% 53.7 42.0 Agribusiness GDP has + 2x doubled in 10 years, 2.0 representing 27% of Sep-20 Sep-21 Brazil’s GDP in 2020 0.8 main developments and challenges In R$ trillion • socio-environmental analysis in agribusiness operations 2010 2020 • expansion of the commercial team and geographic coverage • evolution of the service model> specialization # clients 463 2,400 • development of new products and structures creation of the 2.400 • scalability of operations by rural producers agribusiness 2019 2021 target • we will partner with meat producers to implement supplier segment traceability and support agroforestry chain sets the stage for a # employees 34 300 strong growth agenda 2.400 total rural in the coming years NPS 80 agro 84 producers 2019 2021 target 35

Our Business

Services | Coordinating ESG Issuances for our clients

Itaú

In the first 9 months of 2021, Itaú BBA coordinated ten ESG transactions of Brazilian companies in the offshore market

Outstanding operation

Sustainability-linked bonds
- Rumo - USD 500 mi
- B3 - USD 700 mi
- Klabin - USD 500 mi
- Movida - USD 800 mi (USD 500 and USD 300)
- Natura - USD 1,000 mi
- Iochpe - USD 400 mi

Sustainability bonds (green + social)
- Itaú Unibanco - USD 500 mi para o Itaú Unibanco
- Amaggi - USD 750 mi para a Amaggi
- Banco BTG - USD 500 mi (Green Bonds)

USD 5.6 billion of ESG bonds coordinated by Itaú BBA in the offshore market

In the first 9 months of 2021, Itaú BBA coordinated twenty ESG transactions of Brazilian companies in the domestic capital market

Outstanding operatio

Sustainability-linked
- Votorantim Cimentos - R$ 450 mi
- Allonda - R$ 270 mi
- Rumo - R$ 1,500 mi
- Via Varejo - R$ 1,000 mi
- TIM - R$ 1,600 mi

Social Debentures
- Ligh Energia - R$ 500 mi
- Gyra+ - R$ 120 mi

Green CRI
- Athon - R$ 82 mi
- Origo - R$ 82 mi

Green CRA
- M Dias Branco - R$ 811 mi
- Solinftec - R$ 137 mi

Green debentures
- Movida - R$ 350 mi
- Green Yellow - R$ 160 mi
- Grupo Balbo - R$ 70 mi
- E1 - R$ 150 mi
- CTEEP - R$ 673 mi
- Ibemapar - R$ 70 mi
- Taesa - R$ 750 mi
- São Martinho - R$ 500 mi
- Aliança Energia - R$ 220 mi

More than R$ 9.5 billion of ESG transactions coordinated by Itaú BBA in the Brazilian domestic capital market

36

Latin Our business America Where are we? We are present in 18 countries, 9 We want to reproduce our Latin America (ex-Brasil) of which are in Latin America. commercial, technological, recurring net income people and risk R$ million management model in the Latin America countries where we operate 4.9% of total net income and pursue profitability 3Q21 334 Universal banks levels close to those in Brazil, in addition to seeking 3Q20 186 North hemisphere synergies and lessons services Units that and provide expand    learned through cultural and operational exchange. product shelves Main countries Uruguay ¹ Chile Argentina Paraguay Colombia ² Latin America3 employees 1,079 5,293 1,570 1,013 2,931 11,886 branches and PABs 23 186 83 37 107 436 ATMs 62 401 175 308 122 1,068 (1) Does not consider OCA’s 34 points of service; (2) Includes employees in Panama; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Panama, Paraguay and Uruguay). 37

Corporate governance

Corporate governance

History of our Governance

We believe that a sound and meritocracy-based governance, guided towards long-term value creation, adds value to our business, facilitates access to capital and contributes to business continuity.


1995
Stock Option Plan
1999
Inclusion in the Dow Jones Sustainability Index
2001
Level I of Corporate Governance of B3
Election of Independent Board Members
2004
Audit Committee
Creation of Dividend reinvestment program
2006
Certification under section 404 of Sarbanes-Oxley Act
Internal Regulation of the Board of Directors
2007
Voluntary adherence to Abrasca's Manual for Material Information Control and Disclosure
2018
Inclusion in the bylaws of the obligation that the majority of the members of the Board of Directors must be non-executive members and at least one third must be independent members.
Itaú
2000
Corporate Code of Ethics
Independent Fiscal Council
2017
Policy for Nomination of Executives: minimum 30% of independent members in C.A.
Inclusion in the Bloomberg Equality Index
2008
Corporate Governance Policy
2013
Related Party Committee
2002
Disclosure and Trading Committee
Level II ADR Program
Tag Along
1996
APIMECs meetings and Roadshows
2008
2005
Nominating and Compensation Committee
Inclusion in the Corporate Sustainability Index
Itaú
Merger
2015
Inclusion in the Sustainability Vigeo EIRIS Index – Emerging 70
New Management Structure of Itaú Unibanco Holding
2005
Trading Committee and Policy
Inclusion in the Corporate Sustainability Index
2010
Partners and Associates Program
2012
Digital Assembly
1999
APIMECs meetings
Inclusion in the Dow Jones Sustainability Index
2002
Disclosure Committee and Policy
2007
Certification under section 404 of Sarbanes-Oxley Act
2009
Strategy Committee
Risk and Capital Management Committee
Nomination and Corporate Governance Committee
Personnel Committee
2011
Voluntary adherence to the Abrasca's Code of Self-regulation and Best practices of Publicly-Held Companies
Remuneration Committee
UNIBANCO
2003
Election of Independent Members
1997
Level III ADR
2001
Stock Option Plan
Level I of Corporate Governance of B3

Highlights

2019

- The creation of the Social Responsibility Committee
  Approved on January 31, 2019.

2020

- Disclosure of the Management Members' Compensation Policy.

2021

- First 100% Digital Assembly
- Another woman elected to compose the Board of Directors

39

Our Corporategovernance governance structure Egydio de Moreira Souza Family control, with Salles Aranha long-term vision Free Float family family ON PN ON PN 100% 36.73% 81.90% 63.27% 18.10% Cia. E. Johnston 66.36% 33.64% de Participações ON PN 50.00% 0% 33.47% Itaú Unibanco Highly diversified 66.53% participações Free Float* (IUPAR) shareholder base ON PN ON PN ON PN Non-voting shares (PN) 39.21% 0.004% 51.71% 0% 7.77% 99.62% 4.8 billion of shares 19.88% 26.22% 53.05% Traded on B3 74% 47% Brazilians 53% Foreigners 26% Traded on NYSE Itaú Unibanco Holding S.A. Note: ON = Common Shares; PN = Non-voting Shares; (*) Excluding shares held by majority owners and treasury shares.

Corporate Pillars governance of our Governance management aligned decisions made on Focus on performance with meritocracy-based a collective basis and value creation culture Family control ensuring long-term strategic vision IUPAR • Alignment among shareholders • Defines group’s vision, mission and values • Assesses significant mergers and acquisitions Itaú Unibanco Holding S.A. • Nominates executives to the Board of Directors • Evaluation of performance and admission of family members • Discusses and approves long-term strategies Focus on decision-making, resolving upon high impact topics Shareholders’ General Meeting for the company’s destiny Fiscal Council Responsible for value creation by means of strategic Board of Directors definition Committees Executive Committee Professional management with the implementation of strategy and day-to-day management Disclosure and Trading Committee Não Corporativo 41

Corporate governance

Board of Directors

Our Board of Directors consists of professionals with exceptional knowledge and expertise in different areas of expertise, some of the key differentials of our management.

Main duties

- Defining and monitoring the strategy;
- Assessing mergers and acquisitions;
- Monitoring the Executive Committee performance;
- Appointing officers (meritocracy);
- Approving the budget;
- Defining and supervising risk appetite and policies for capital use;
- Defining and monitoring incentive and compensation models and establishing goals;
- Supervising the technology strategy;
- Defining meritocracy policies;
- Supervising the business operation.

The evaluation process of the Board of Directors is carried out by a third-party. Each director evaluates themselves, the other directors and of the organ as a collegiate.

2 Co-chairmen

Pedro Moreira Salles 2 4 6 7
Roberto Egydio Setubal 5 6 8

1 Vice-president

Ricardo Villela Marino 6

9 Members, being 5 Independent members

Alfredo Egydio Setubal 2 4 7
Ana Lúcia de Mattos Barretto Villela 2 4 7
Candido Botelho Bracher 5 7 8
João Moreira Salles 6 8
Fábio Colleti Barbosa 2 3 4 6 7
Maria Helena dos Santos Fernandes de Santana 3
Marco Ambrogio Crespi Bonomi 4 5
Pedro Luiz Bodin de Moraes 3 5
Frederico Trajano Inácio Rodrigues

Board of Directors Committees

1. Audit Committee
2. Personnel Committee
3. Related Parties Committee
4. Nomination and Corporate Governance Committee
5. Risk and Capital Management
6. Strategy Committee
7. Social Responsibility Committee
8. Compensation Committee

42

Board Corporate governance of Directors Committees Our committees report directly to the Board of Directors. Strategic committees 8 since 2004 since 2011 since 2009 since 2009 since 2018 Audit Compensation Personnel Strategy LATAM Strategy committees 100% of the members are independent 100% of the members are non-executive 100% of the members are non-executive 100% of the members are non-executive 60 meetings in the year 5 meetings in the year 4 meetings in the year 5 meetings in the year Council Ensures the integrity of the Promotes discussions on Establishes policies for Proposes budgetary guidelines; The Board of financial statements; incentive and compensation attracting and retaining provides inputs for decision- Assesses the outlooks for the Directors is complies with legal and models; develops talented professionals; making processes; world economy; adopts responsible for regulatory requirements; compensation policies for proposes guidelines for recommends strategic internationally accepted trends, and ensures the efficiency of management members and recruiting and training guidelines and opportunities codes and standards; and electing the provides guidelines for the Board members of the internal controls and risk employees; and establishes employees; and presents long- for investments management goals term incentive programs and internationalization and new of Directors to analyze committees for monitors the culture of business areas creation opportunities one-year terms of meritocracy office. since 2019 since 2013 since 2009 since 2009 since 2017 Social Related Parties Risk and Capital Nomination and Digital Advisory They must have Responsibility 100% of the members are independent Management Corporate Governance Board 12 meetings in the year proven 100% of the members are non-executive 100% of the members are non-executive 100% of the members are non-executive knowledge in the 4 meetings in the year Manages transactions 12 meetings in the year 3 meetings in the year Proposes technological respective areas Defines strategies to between related parties; and Supports the Board of Periodically reviews the criteria for developments; assesses strengthen our social ensures equality and Directors; establishes the risk nomination and succession; client’s experience; and of work and transparency for these follows world trends responsibility; monitors the appetite; evaluates the cost of provides methodological support technical performance and defines the transactions capital and the minimum for the assessment of the Board of qualification allocation process of the return expected; allocates Directors and Chief Executive compatible with Rouanet Law capital; oversees risk Officer; nominates members of the their duties. management and control; Board of Directors and Senior Vice improves risk culture and Presidents (Diretores Gerais); and complies with regulatory analyzes potential conflicts of requirements interests Não Corporativo 43

Corporate Executive governance Committee Since the beginning of 2021, this group has the mission to lead the bank’s operations and transformation, in line with the priority fronts of customer satisfaction, efficiency, digitalization and focus on growth. even closer to Milton Maluhy Filho the business CEO areas Composition of the executive committee and responsibilities simplifying the Business Support Alexandre Zancani Flávio Souza—CEO of Itaú BBA Alexsandro Broedel—CFO operation and Auto loans, mortgage, “consorcio”, Commercial bank, CIB, ECM and DCM, Finance and investor relations, real estate management model credit for individuals and recovery, research and wholesale credit assets and procurement among others André Sapoznik Pedro Lorenzini Leila Melo Treasury, asset products and Legal, ombudsman, institutional Payments, operations, service client desks, macroeconomics communication, sustainability and allowing more and marketing and operations in South America government relations autonomy and speed André Rodrigues Ricardo Guerra Matias Granata—CRO Retail banking, digital channels, UX, Technology Market, credit and operational risks, capital in decision making insurance and SME finance management, corporate security, compliance and AML Carlos Constantini Sergio Fajerman Wealth Management & Services (WMS) People Não Corporativo 44

Corporate governance

Long-term incentives | Partners Program

Aiming at aligning the interests of our officers and employees with those of our shareholders, we maintain a partnership program, focused on management members and employees with outstanding performance.

Long-term incentives

The program offers to participants the opportunity to invest in our non-voting shares (ITUB4), receiving a return also in shares, **sharing short, medium and long-term risks.**

Net variable compensation → ITUB4 → The investment must be retained for:



Partner	50% 3 years	50% 5 years
Managing Partner	30% 3 years	70% 5 years

Managing Partners and Partners receive a return on the investment in the program (matching)

grant year – year 1 – year 2 – year 3 – year 4 – year 5 (**Available for sale**)

Year 3: (Delivery of 30% of the matching for Managing Partner and 50% to Partner)

Year 5: (Delivery of the remaining amount)

Shares received will remain unavailable for sale for five-year term for each investment in shares, counted from the date of each investment

The partners program **may also consider other instruments derived from shares**, as opposed to actual shares.

The share price considered at the grant and delivery dates is **calculated on the seventh business day before of each event**, considering the average closing price in the 30 days prior to the calculation.

Any partners and associates shares not yet received will also be **subject to reduction proportional** to a possible reduction in the realized recurring managerial result of the Issuer or of the applicable business area.

Managing Partner

Eight-year term of office
Eligible to successive reappointments
Possibility to invest 50% to 100% of net variable compensation

Partner

Four-year term of office
Eligible to successive reappointments
Possibility to invest 35% to 70% of net variable compensation

45

Corporate Our shares governance Our capital stock is comprised of 9.8 billion common shares (ITUB3) and non-voting shares (ITUB4). Non-voting shares are also traded as depositary receipts (ADR—ITUB ) on the NYSE (New York Stock Exchange). Characteristics of our shares Appreciation of R$ 100 invested on the date before the announcement of the merger (10/31/08) ITUB3 ITUB4 ITUB to 09/30/21 Stock Exchange ITUB4—with dividend reinvestment Bank basket with dividend reinvestment¹ 523 R$ 27.00 R$ 28.93 US$ 5,27 IBOVESPA Index Price² Dollar CDI Voting right 409 Priority dividends³ 301 298 257 Additional payout4 Tag Along5 80% 80% 80% 100 Sep-08 Sep-10 Sep-12 Sep-14 Sep-16 Sep-18 Sep-21 Source: Economatica (1) Simple average of the three largest Brazilian banks ex Itaú Unibanco; (2) Closing price as of Sep/30, 2021. Source: Economatica. (3) The non-voting shares will have the right to the priority minimum annual dividend (R$0.022 per share). (4) Additional payments may be made in dividends or interest on capital. ADR holders will be paid by the Custodian Bank, which will be responsible for paying the holders in an average time 10 days as from the payment in Brazil. (5) Mechanism for protecting minority shareholders in the event of a change in the Company’s shareholding control. Não Corporativo 46

Capital and risk management

Our Capital and principles risk management of risk management The Board of Directors is our main capital management body, responsible for approving our institutional capital management policy and the guidelines involving the institution’s level of capitalization. Capital adequacy We adopt a forward-looking approach when managing our capital, using the following pillars: Through our internal capital adequacy assessment process (ICAAP), we evaluate our capital adequacy for addressing risks, identification of the material risks and the evaluation of additional capital represented by our regulatory capital for credit, market and operating risks, and the capital required for covering other preparation of the capital plan, in situations of both normality and stress risks. To ensure our solidness and the availability of capital to internal capital adequacy assessment support the growth of our business, our Referential Equity remains above the minimum levels required by the Central structuring of the capital contingency and recovery plans Bank. preparation of managerial and regulatory reports Main indicators ascertained based on the Prudential Conglomerate on base date September 30, 2021 Basel Ratio Referential Equity Dividends and IOC 9M21 14.7% R$161 billion R$4,398 million (net of taxes)

Capital Basel and risk III management and Capital structure Our current ratio Basel III requirement 14.7% 1.8% Tier II 2.0% Total Capital (10.625%—13.125%) Additional Tier I Capital (AT1) 1.6% 1.5 % Tier I (8.625%—11.125%) CET 1 (7.125%—9.625%) Countercyclical² 0 – 2.5% ACP¹ Systemic³ 1.0 % Conservation4 1.625% 11.3% Common Equity Tier I 4.5% Sep-21 (1) ACP = Additional Principal Capital. (2) Countercyclical ACP: defined by each Central Bank. BACEN and currently Sep at 0%. (3) Systemic ACP: Requirement required for systemically important banks at domestic (D-SIBs) or global (G-SIBs). For Itaú Unibanco, this requirement is 1.0%. (4) Regulatory change implemented: conservation ACP from 2.5% to 1.25% from April 2020 to March 2021. As of April / 21, the conservation ACP will gradually increase, remaining again at 2.5% in April / 22. (CMN Resolution 4,783).

Capital Capital and risk management cost management We are continually striving to manage our capital allocation efficiently through an appropriate capital cost. The Board of Directors, then, Board of Directors deliberates on and approves the changes or the ratification of the cost of own capital When the monitoring indicators of the CoE exceed the monitoring range, the committee evaluates the indicators and decides whether to propose a revision of the capital cost to the Board of Directors. Monitoring is based on in-house models, market data and evaluations of the cost of the bank’s capital and that of the market. Risk and Capital The cost of own capital is monitored monthly by Management a committee that reports to the Board of Directors. Committee

Capital and risk management

How are we structured for managing risks?

A classical model with three lines of defense: the business areas bear primary responsibility for risk management, followed by the risks area and, lastly, the audit area subordinated to the Board of Directors.

Capital and Risk Management Committee
Pedro Bodin[1]

Monthly Monitoring of Risk Management

Board of Directors
Pedro Moreira Salles
Roberto Egydio Setubal

Audit Committee
Gustavo Loyola[1]

Discussion of metrics and the outcome of Risk Appetite, as well as the main risk topics

Internal Audit
Paulo Miron

3rd line of defense

Independent review of the activities in which the institution is engaged

Itaú Unibanco Holding
Milton Maluhy

André Rodrigues
- Retail banking, digital channels, UX, insurance and SME finance

Alexandre Zancani
- Auto loans, mortgage, "consorcio", credit for individuals and recovery, among others

Carlos Constantini
- Wealth Management & Services (WMS)

Flavio Souza
President of Itaú BBA
- Commercial bank, CIB, ECM and DCM, research and wholesale credit

Pedro Lorenzini
- Treasury; products, client desks and foreign exchange operations; fixed income sales; macroeconomics; and operations in South America

André Sapoznik
- Payments, operations, service and marketing

Alexsandro Broedel
(CFO)
- Finance and investor relations, real estate assets and procurement

Matias Granata
(CRO)
- Market, credit and operational risks, capital management, corporate security, compliance and AML

Sergio Fajerman
- People

Leila Mello
- Legal, ombudsman, institutional communication, sustainability and government relations

Ricardo Guerra
- Technology

1st line of defense

Manages the risks these generate, with responsibility for identifying, assessing, controlling and reporting

2nd line of defense

Ensures that the risks are managed and sustained on the principles of risk management:

- Risk Appetite
- Policies
- Procedures
- Dissemination of the risk culture in the business

(1) Independent member.

51

Capital and risk management

How do we establish our risk appetite?

Risk appetite defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which our management will strive to maximize the creation of value, consisting of a 4-layer structure: principles of risk management, declaration by the Board of Directors, magnitude of the risk and metrics, and coordinates the set of guidelines on the assumption of risks.

The policy is drawn up and approved by the Board of Directors

Declaration by the BD: "We are a universal bank operating mainly in Latin America. With the support of our risk culture, we operate to strict standards of ethics and regulatory compliance in the search for high-level results and growth with low volatility, through long-standing relationships with our clients, correct pricing of risks, diversified sources of funding and proper use of capital."

It is monitored, discussed and reported on a regular basis to the executive levels, the Board of Directors and the Audit Committee

Where is Risk Appetite inserted?


Risk Appetite
Global Limits
Specific Limits
Competencies and Policies
Board of Directors
Executive Level

5 dimensions that underpin our risk management structure

	Capitalization	Liquidity	Credit, Market and Business	Operational risk	Reputation
	stipulates that we must have enough capital to protect us from a stress event without adjusting our capital structure.	stipulates that our liquidity should weather long periods of stress.	establish concentration limits, foster the diversification of revenues in the search to ensure low volatility in our results and the sustainability of our business.	is centered on controlling operational risk events that could have an adverse impact on our strategy.	deals with risks that could impact our brand value and reputation.
Examples of metrics	▪ Capital ratios in normal and stress situations ▪ ratings on debt issues	▪ LCR ▪ NSFR	▪ greatest credit risks ▪ highest exposures ▪ concentration by sectors, countries and segments ▪ market risk concentration	▪ operational risk events and losses incurred ▪ information technology	▪ suitability indicators ▪ media exposure ▪ follow-up on client complaints ▪ regulatory compliance

52

Capital Our and risk risk management management principles the The employees principles of of risk Itaú management Unibanco Holding defines work the and fundamentals take decisions. of risk management and risk appetite based on 6 pillars, providing guidance on how Sustainability and customer satisfaction Risk Culture Pricing of risk we want to be the leading bank in sustainable our risk culture extends beyond policies, procedures we operate with and assume business risks we know performance and in customer satisfaction. We strive and processes, strengthens the individual and and understand, avoiding risks we are not familiar to create shared value for our employees, clients, collective responsibility of all employees, so that with or in which there is no competitive advantage, shareholders and society, ensuring the perpetuity of they do the right thing at the right time and in the carefully evaluating the risk-return ratio. our business. correct manner, respecting the ethical way of doing business. Diversification Operational excellence Ethics and respect for regulations we have a low appetite for volatility in our results, we want to be an agile bank with a robust and stable For us, ethics are non-negotiable. We foster a which is why we operate with a diversified base of infrastructure, to provide a high-quality service. proper institutional environment, instructing our clients, products and businesses, striving to employees to cultivate ethics in relationships and diversify the risks to which we are exposed and business and to abide by the rules, thereby prioritizing lower risk business. defending our reputation. Não Corporativo 53

Capital Corporate and risk management Security Mindset Constant concern about risks Integration with Business and Benchmark with the market with an expanded view of Technology risk and vulnerability testing throughout the perimeter. Presence with the IT and Business teams in the risk assessment of new products and services. Market leadership Security Governance Dialogue and vision of trends with the main Effectiveness and adequacy of our controls stakeholders and regulatory bodies in the category. based on clear and objective policies. Employees’ Sustainable and Efficient Solutions Security as a Strategy Automation of cyber security with the use of Analytics, Preparation for the future with Research & guided by the main frameworks of Information Security. Development of controls and technologies. protect by design process discipline human capital Secure development 24X7 Operations Center Attraction, training and retention program Secure infrastructure architecture Prevention, detection and response to threats Continuous search for international benchmarking › Data observability Constant blue team x red team exercises Integration with the business Frequent and controlled pen testing Information Security certified team 54

Information Capital and risk management Security Our processes guarantee the necessary care and focus to protect our environment vulnerability management and technological infrastructure to face the adherence to security standards in a constant evolution of cyber threats technological environment application of corporate principles and internal and external intrusion tests and scans guidelines for the protection of information in the environment, in order to reduce the risks of and intellectual property Projects attacks, image, exposure and information leakage and Oper architecture of solutions and products with administration of security tools with a certified and the highest degree of security together with ations specialized team in the most diverse technologies the business and technology areas Governance maintaining the safety of current products, monitoring and handling all types of attacks allowing for safe and efficient expansion and security incidents Não Corporativo 55

Capital E&S and Risk risk management Management Our E&S management guidelines are based on institutional issues and cover the most significant risks of our operation through specific procedures. We identify, measure, mitigate and monitor the risks of Excluded Activities Policy social and environmental character in joint action by the Risk areas, Sustainability and Compliance, taking into account the principles of relevance and proportionality in business analysis Specific criteria must be met to keep on client and supplier relationships. Excluded activities that are understood to go Materiality Proportionality against our values are: • Use of compulsory labor; • Use of child labor in disagreement with legislation; and • Exploitation of prostitution, including child prostitution. In 2020 we approved a strategy that will result in the gradual reduction, by 2025, of Itaú’s credit exposure to clients whose activities are related to tobacco, such as agricultural producers that exclusively grow this crop, and cigarette manufacturers. Não Corporativo 56

ESG Capital and redit risk management approval criteria The Environmental and Social Risk Policy determines the environmental and social criteria that must be observed for the grant and renewal of credit to clients and for contracting and monitoring products. Sensitive Industries Environmental and social assessment methodology that distinguishes the risk For clients that operate in the industries that are part of our list profile within the same industry: of Sensitive Industries, the risk rating is the result of the • Mining, Steel and iron and metallurgy, Oil and gas, Textile, Pulp and paper, application of an individualized ESG analysis methodology. Chemical and petrochemical, Agribusiness – Agricultural Producers, Specifically for Agricultural Producers, the risk analysis Agribusiness – Meatpacking plants, Agribusiness – Pesticides and fertilizers, methodology includes the cross-referencing of public Wood, Electric energy and Real estate deforestation databases and georeferenced reports on their land. Specific rules for credit approval, such as the restriction to some credit lines and approval by higher authority levels for: • Arms industry and Tobacco industry/Agribusiness—Tobacco Real Estate Guarantees Specific Products and Operations Approval authorities: Technical departments The existence of environmental and social Environmental and social risk assessment assess and classify the environmental and social liabilities is assessed. These liabilities are may include an Action Plan that will be risk according to its potential impact: high, taken into consideration for the purpose of monitored with the client over the term of the medium and low. appraising the guarantee and the financing. replacement of the real estate property may Project finance: We observe criteria defined be requested. according based on the Environmental and Social Risk Policy or the Equator Principles. 57

Financial highlights

Financial highlights

Results

Recurring Managerial Result

3Q21 **R$6.8 bi** ∧ 34.8 % 3Q21 vs. 3Q20

9M21 R$19.7 bi ∧ 50.0 % 9M21 vs. 9M20

9M17	9M18	9M19	9M20
18.6	19.3	21.0	13.1

Recurring ROE

3Q21 **19.7 %** ∧ 4.0 p.p. 3Q21 vs. 3Q20

9M21 19.0 % ∧ 5.0 p.p. 9M21 vs. 9M20

9M17	9M18	9M19	9M20
21.7	21.7	23.5	14.0

Financial Margin with Clients

3Q21 **R$17.6 bi** ∧ 13.1 % 3Q21 vs. 3Q20

9M21 R$50.6 bi ∧ 3.0 % 9M21 vs. 9M20

9M17	9M18	9M19	9M20
46.7	47.4	50.9	49.1

Financial Margin with the Market

3Q21 **R$1.9 bi** ∧ 40.4 % 3Q21 vs. 3Q20

9M21 R$6.4 bi ∧ 85.4 % 9M21 vs. 9M20

9M17	9M18	9M19	9M20
4.9	4.3	4.3	3.4

Cost of Credit

3Q21 **R$5.2 bi** ∨ 17.2 % 3Q21 vs. 3Q20

9M21 R$14.0 bi ∨ 41.9 % 9M21 vs. 9M20

9M17	9M18	9M19	9M20
13.7	10.7	12.3	24.2

Commissions and Fees & Result from Insurance

3Q21 **R$11.6 bi** ∧ 4.3 % 3Q21 vs. 3Q20

9M21 R$33.9 bi ∧ 5.8 % 9M21 vs. 9M20

9M17	9M18	9M19	9M20
28.8	30.7	31.8	32.1

Non-interest Expenses

3Q21 **R$12.8 bi** ∧ 1.1 % 3Q21 vs. 3Q20

9M21 R$37.8 bi ∧ 2.7 % 9M21 vs. 9M20

9M17	9M18	9M19	9M20
34.4	36.6	37.6	36.8

Efficiency Ratio

3Q21 **44.0 %** ∨ 4.0 p.p. 3Q21 vs. 3Q20

9M21 44.4 % ∨ 1.9 p.p. 9M21 vs. 9M20

9M17	9M18	9M19	9M20
45.5	47.3	46.0	46.3

59

Financial Financial highlights highlights Credit Portfolio¹ 90 days NPL 15—90 days NPL Coverage ratio Sep-21 Sep-21 Sep-21 Sep-21    R$962.3 bi 2.6% 1.7% 234% 5.9% 13.6% 0.3 p.p. 0.4 p.p. 0,8 p.p. 0,2 p.p. 49.0 p.p. 105.0 p.p. Sep-21 vs. Jun-21 Sep-21 vs. Sep-20 Sep-21 vs. Jun-21 Sep-21 vs. Sep-20 Sep-21 vs. Jun-21 Sep-21 vs. Sep-20 Sep-21 vs. Jun-21 Sep-21 vs. Sep-20 575 636 703 847 3.2 2.9 2.9 2.2 2.8 2.6 2.3 1.9 246 235 208 339 Sep-17 Sep-18 Sep-19 Sep-20 Sep-17 Sep-18 Sep-19 Sep-20 Sep-17 Sep-18 Sep-19 Sep-20 Sep-17 Sep-18 Sep-19 Sep-20 Funding² LCR³ NSFR4 Tier I Capital Sep-21 Sep-21 Sep-21 Sep-21    R$1,081 bi 171.1% 120.6% 12.9% 3.8% 4.1% 9.8 p.p. 23.9 p.p. 2.1 p.p. 3.0 p.p. 0.6 p.p. 0.5 p.p. Sep-21 vs. Jun-21 Sep-21 vs. Sep-20 Sep-21 vs. Jun-21 Sep-21 vs. Sep-20 Sep-21 vs. Jun-21 Sep-21 vs. Sep-20 Sep-21 vs. Jun-21 Sep-21 vs. Sep-20 633 697 737 1,039 201.0 170.9 151.9 195.0 — 117.5 123.6 16.7 14.8 14.1 12.4 Sep-17 Sep-18 Sep-19 Sep-20 Sep-17 Sep-18 Sep-19 Sep-20 Sep-17 Sep-18 Sep-19 Sep-20 Sep-17 Sep-18 Sep-19 Sep-20 (1) Includes financial guarantees provided and corporate securities; (2) Deposits + Debentures + Securities + Borrowings and Onlending; (3) LCR—Liquidity Coverage Ratio; (4) NSFR—Net Stable Funding Ratio 60

Itaú Unibanco Holding S.A. 3Q21 Institutional Presentation